UNITED STATES SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C.  20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

Dated February 17, 2017

Commission file number 001-15254

ENBRIDGE INC.

(Exact name of Registrant as specified in its charter)

200, 425 – 1st Street S.W.

Calgary, Alberta, Canada  T2P 3L8

(Address of principal executive offices and postal code)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F	Form 40-F	✓

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No	✓

Indicate by check mark if the Registrant is submitting the Form 6-K in paper as permitted by regulation S-T Rule 101(b)(7):

Yes	No	✓

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No	✓

If “Yes” is marked, indicate below the file number assigned to the Registrant in connection with Rule 12g3-2(b):

N/A

THIS REPORT ON FORM 6-K SHALL BE DEEMED TO BE INCORPORATED BY REFERENCE IN THE REGISTRATION STATEMENTS ON FORM S-8 (FILE NO. 333-145236, 333-127265, 333-13456, 333-97305 AND 333-6436), FORM F-3 (FILE NO. 333-185591), FORM F-4 (FILE NO. 333-213764) AND FORM F-10 (FILE NO. 333-213234) OF ENBRIDGE INC. AND TO BE PART THEREOF FROM THE DATE ON WHICH THIS REPORT IS FURNISHED, TO THE EXTENT NOT SUPERSEDED BY DOCUMENTS OR REPORTS SUBSEQUENTLY FILED OR FURNISHED.

The following documents are being submitted herewith:

•                 Press Release dated February 17, 2017

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENBRIDGE INC.
(Registrant)

Date:	February 17, 2017	By:	/s/”Tyler W. Robinson”
Tyler W. Robinson Vice President & Corporate Secretary

2

NEWS RELEASE

Enbridge Inc. Reports Fourth Quarter 2016 Results

Q4 HIGHLIGHTS

(all financial figures are unaudited and in Canadian dollars unless otherwise noted)

•                  Earnings were $365 million or $0.39 per common share for the fourth quarter and $1,776 million or $1.95 per common share for the full year, both including the impact of a number of unusual, non-recurring or non-operating factors

•                  Adjusted earnings were $522 million or $0.56 per common share for the fourth quarter and $2,078 million or $2.28 per common share for the full year

•                  Adjusted earnings before interest and income taxes (EBIT) were $1,198 million for the fourth quarter and $4,662 million for the full year

•                  Available cash flow from operations (ACFFO) was $879 million or $0.95 per common share and $3,713 million or $4.08 per common share for the fourth quarter and full year period, respectively

•                  Enbridge and Spectra Energy Corp (Spectra Energy) shareholders voted overwhelmingly in favor of the merger of the two companies, which will create North America’s premier energy infrastructure company. The transaction remains subject to finalization of certain regulatory approvals

•                  Senior management appointments announced to take effect upon closing of the merger

•                  Enbridge continued to successfully execute its growth capital program, bringing $2 billion of projects into service during 2016

•                  In November 2016, the Canadian Federal Government approved the Canadian portion of the Line 3 Replacement Program

•                  New Creek Wind and Athabasca Pipeline Twin projects were placed into service in December and January, respectively

•                  In December 2016, the New Brunswick provincial government passed legislation to renew Enbridge Gas New Brunswick Inc.’s (EGNB) franchise agreement for a 25-year renewable term and approved a regulatory recovery mechanism for $145 million of deferred costs previously written down by EGNB following a regulatory decision in 2012

•                  In January 2017, Enbridge announced the privatization of Midcoast Energy Partners, L.P. (MEP), and further joint funding actions with Enbridge Energy Partners, L.P. (EEP)

•                  During the fourth quarter of 2016, the Company raised over $3.7 billion of new long-term capital and continued to progress its $2 billion asset monetization plan by closing the sale of its South Prairie Region Assets for $1.08 billion and entering into agreements to sell approximately $0.6 billion of additional miscellaneous non-core assets and investments

•                  On January 5, 2017, Enbridge announced the declaration of a quarterly common share dividend of $0.583 per common share, payable on March 1, 2017, a 10% increase over the prior quarterly rate

•                  On February 15, 2017, Enbridge announced it completed the acquisition of an interest in the Bakken Pipeline System

•                  In February 2017, Enbridge acquired an effective 50% interest in the 497-megawatts (MW) Hohe See Offshore Wind Project in Germany; the Company’s total investment through completion of construction in 2019 will be approximately $1.7 billion; the equity funding requirement for the investment was satisfied through financing actions undertaken by the Company in the fourth quarter

Forward-Looking Information and Non-GAAP Measures

This news release contains forward-looking information and references to non-GAAP measures. Significant related assumptions and risk factors are described under Forward-Looking Information, and significant risk factors are described under Non-GAAP Measures, in this news release.

CALGARY, ALBERTA – February 17, 2017 - Enbridge Inc. (Enbridge or the Company) (TSX:ENB) (NYSE:ENB) today reported fourth quarter and full year 2016 adjusted EBIT of $1,198 million and $4,662 million, respectively. Fourth quarter ACFFO was $879 million, or $0.95 per common share, and full year ACFFO was $3,713 million, or $4.08 per common share. Full year adjusted EBIT and ACFFO per share increased by 12% and 10%, respectively, over the comparative full year period.

“Our fourth quarter results contributed to solid 2016 full-year adjusted EBIT and cash flow growth,” said Al Monaco, President and Chief Executive Officer. “We are pleased with mainline system performance which recovered sharply from the impacts of the Northeastern Alberta wildfires in the second quarter. The system delivered an average 2.5 million barrels per day ex-Gretna during the fourth quarter and delivered a record 2.6 million barrels per day in December. Despite the impact of the wildfires and a larger and earlier than planned equity offering during the first quarter, we’ve again delivered results right in line with the adjusted EBIT and ACFFO guidance we announced heading into the year.” Mr. Monaco continued, “We have been successful in achieving our planned cost savings, which also contributed to our strong results and will make us even more competitive going forward.

“We also continued to advance our existing organic growth capital program and very meaningfully progressed our strategy to extend and diversify the Company’s growth platforms with the announcement of our transformative combination with Spectra Energy. The combination with Spectra Energy will position Enbridge as the premier energy infrastructure company in North America, significantly enhancing our natural gas footprint and diversifying the Company’s organic growth opportunities while maintaining its low risk shareholder value proposition.”

Enbridge announced the combination with Spectra Energy (the Merger Transaction) in September 2016. The combination brings together some of the highest quality liquids and natural gas infrastructure assets in North America. The combined Company will include a $26 billion portfolio of commercially secured growth projects through 2019 and a $48 billion probability risk-weighted development project portfolio which, together with existing businesses, are expected to support highly visible dividend growth of 10% to 12% per annum through 2024, while maintaining a conservative dividend payout of 50% to 60% of ACFFO.

The Merger Transaction has received clearance from the Canadian Transportation Agency, the Committee on Foreign Investment in the United States and the United States Federal Trade Commission. In addition, the Ontario Energy Board (OEB) has communicated that it is satisfied that the transaction does not require OEB approval.

“We’ve made significant progress since the announcement in securing regulatory approvals and currently remain on target to close in the first quarter of 2017,” said Mr. Monaco. “In December, both companies’ shareholders overwhelmingly approved the Merger Transaction and the feedback received from shareholders has been very positive. We have also worked diligently with our regulators and have obtained nearly all of the required approvals. We are working jointly with Spectra Energy to plan for closing and the efficient integration of our companies and I am pleased with the progress we’ve made together. Our joint integration planning teams have done a great job laying the foundation to operate as one company, with one vision for the future, upon closing.”

On Closing, the following senior management appointments, reporting to Mr. Monaco, will take effect:

•                  Guy Jarvis, Executive Vice President and President, Liquids Pipelines

•                  Bill Yardley, Executive Vice President and President, Gas Transmission and Midstream

•                  John Whelen, Executive Vice President and Chief Financial Officer

•                  Vern Yu, Executive Vice President and Chief Development Officer

•                  Bob Rooney, Executive Vice President and Chief Legal Officer

•                  Cynthia Hansen, Executive Vice President, Utilities and Power Operations

•                  Karen Radford, Executive Vice President and Chief Transformation Officer

•                  Byron Neiles, Executive Vice President, Corporate Services

“I am excited to announce the senior management appointments today. The executive team is comprised of very strong and proven leaders, who are well positioned to successfully execute our strategies and deliver shareholder value for the combined company,” Mr. Monaco said.

In January 2017, Enbridge announced an increase in its quarterly common share dividend to $0.583 per share, marking the twenty-second consecutive year in which the Company has raised its dividend. Enbridge expects to further increase its quarterly common share dividend upon closing of the Merger Transaction by an amount sufficient to bring the aggregate increase in the quarterly dividend to approximately 15% above the prevailing quarterly rate in 2016.

Mr. Monaco added, “The 10% dividend growth reflects the strength of our base business and the impact of $2 billion in growth capital projects brought into service during 2016, and an additional $6 billion in Enbridge growth capital projects expected to come into service in 2017. Delivering consistent and dependable dividend growth is core to our shareholder value proposition and is a direct reflection of our low-risk business model, which is designed to perform well in all market conditions. The combination with Spectra Energy will allow for a top up of our dividend in 2017, post closing, and importantly, is expected to drive ongoing dividend growth in the range of 10% to 12% per annum through 2024.”

During 2016, the Company placed $2 billion of capital projects into service, including the Greater Toronto Area project, which provides increased capacity and reliability for utility customers in the Greater Toronto Area, the Line 6B expansion, and most recently, the New Creek Wind project that went into service in December. The Athabasca Pipeline Twin project, which entailed the twinning of the southern section of the Athabasca Pipeline with a 36-inch diameter pipeline from Kirby Lake, Alberta to the Hardisty crude oil hub, was placed into service in January 2017.

On February 15, 2017, EEP completed the acquisition of its previously disclosed transaction to acquire an effective 27.6% interest in the Bakken Pipeline System for a purchase price of US$1.5 billion. The Bakken Pipeline System consists of the Dakota Access Pipeline and the Energy Transfer Crude Oil Pipeline projects, both of which will be operated by Energy Transfer Partners, L.P., and connects the prolific Bakken formation in North Dakota to eastern PADD II and the United States Gulf Coast.

“Over the course of 2016 we made good progress on our secured growth capital program, bringing six major projects into service, and expanding our footprint in a number of business lines.” noted Mr. Monaco. “In 2017, we expect to put another $6 billion of organic growth projects into service being our Regional Oil Sands Optimization project, the Norlite Pipeline System project, and the Bakken Pipeline System, which we expect will contribute to growing available cash flow from operations.”

In November, the Canadian Federal Government approved the Canadian portion of the Line 3 Replacement Program. The approval marks an important milestone for this essential maintenance project that will ensure the safe and reliable delivery of Canada’s energy resources to market. The anticipated in-service date for this project is 2019, pending Minnesota Public Utilities Commission (MNPUC) regulatory approvals.

On February 17, 2017, the Company announced it had acquired an effective 50% interest in the partnership that is constructing the 497-MW Hohe See Offshore Wind Project. Enbridge will partner with state-owned German utility EnBW in the construction and operation of this late-design project, with the target in-service date in 2019. The project is located in the North Sea, 98 kilometres (61 miles) off the coast of Germany and will be constructed under fixed-price engineering, procurement, construction and installation contracts, which have been secured with key suppliers. The project is backed by a government legislated 20-year revenue support mechanism. Enbridge’s total investment in the project through to the project’s completion and in-service date in 2019 is expected to be approximately $1.7 billion (€1.07 billion), including planned spend of approximately $0.6 billion (€0.44 billion) throughout 2017.

“This project represents an attractive opportunity for Enbridge to deliver on our priority to extend growth beyond 2019 and highlights the ability to execute on the $48 billion in projects under development we introduced in conjunction with the Spectra Energy combination announcement. These projects will support the extension of our 10% to 12% annual dividend per share growth rate through 2024,” said Mr. Monaco.

The Canadian Federal Government also directed the National Energy Board (NEB) to dismiss the Company’s Northern Gateway Project (Northern Gateway) application and the certificates have been rescinded. In consultation with the potential shippers and Aboriginal equity partners, the Company has assessed this decision and concluded that the project cannot proceed as envisioned. Project activity is limited to winding down while evaluating potential value preservation options. Enbridge recorded an impairment of $373 million ($272 million after-tax) during the fourth quarter of 2016.

In December, the New Brunswick provincial government passed legislation to renew EGNB’s franchise agreement for a 25-year renewable term and return full regulatory authority for natural gas distribution to the New Brunswick Energy and Utilities Board. The government also approved a regulatory recovery mechanism for $145 million of deferred costs starting no later than 2020. These accumulated costs had previously been written down following a decision of the New Brunswick Public Utilities Commission in 2012, but will now be recognized in income in future years.

In January 2017, Enbridge announced that it had entered into a merger agreement through a wholly-owned subsidiary, whereby it will take private MEP by acquiring all of the outstanding publicly-held common units of MEP. Total consideration to be paid by Enbridge for these units will be approximately US$170 million and the transaction is expected to close in the second quarter of 2017. In addition, pursuant to an on-going strategic review of EEP, further joint funding actions with EEP were announced. Specifically, Enbridge and EEP entered into an agreement for the joint funding of the United States portion of the Line 3 Replacement Program (U.S. L3R Program), whereby Enbridge and EEP will fund 99% and 1%, respectively, of the project development and construction costs. Enbridge has reimbursed EEP approximately US$450 million for capital expenditures on the project to date and will fund 99% of the expenditures through construction. EEP will retain an option to acquire up to 40% of the U.S. L3R Program at book value, once the project is completed and in service. EEP also used a portion of the proceeds reimbursed by Enbridge under the U.S. L3R Program joint funding arrangement to acquire an additional 15% interest in the cash-generating Eastern Access projects pursuant to an existing joint funding agreement for approximately US$360 million. The strategic review of EEP is ongoing and it is currently expected that any resulting actions will be announced early in the second quarter of 2017. Any such contemplated actions are not expected to be material to Enbridge’s previously published financial projections.

During the fourth quarter, Enbridge further strengthened its liquidity and financial flexibility raising $750 million in preference shares and US$750 million of hybrid securities, in addition to US$1.5 billion of term debt. The preference shares and hybrid securities offerings represent approximately $900 million in common equity equivalent funding, further bolstering the balance sheet and satisfying the Company’s equity financing needs for the Bakken Pipeline System, Hohe See Offshore Wind Project and the actions taken to date in respect of its United States sponsored vehicles.

Concurrent with the announcement of the Merger Transaction, the Company announced plans to monetize $2 billion in assets to provide for additional financing flexibility over the next 12 months. In December, an affiliate of Enbridge Income Fund (the Fund) sold its South Prairie Region assets for $1.08 billion in cash. Also, during the fourth quarter, the Company entered into agreements to sell approximately $0.6 billion of additional miscellaneous non-core assets and investments, the full proceeds of which it expects will be realized before the end of the first quarter of 2017.

“We continue to progress our funding plans and have raised a significant amount of cost-effective capital through several different avenues since the end of the last quarter,” noted Mr. Monaco. “We continue to evaluate sales of assets and are on track to achieve our $2 billion target. These actions have further bolstered our balance sheet and we are well-positioned heading into the merger.”

FOURTH QUARTER AND YEAR END 2016 PERFORMANCE OVERVIEW

For more information on Enbridge’s growth projects and operating results, please see the Management’s Discussion and Analysis (MD&A) which is filed on SEDAR and EDGAR and also available on the Company’s website at www.enbridge.com/InvestorRelations.aspx.

HIGHLIGHTS

	Three months ended		Year ended

	December 31,		December 31,
	2016	2015	2016	2015
(millions of Canadian dollars, except per share amounts)
Earnings attributable to common shareholders
Liquids Pipelines	1,389	675	3,557	1,806
Gas Distribution	150	111	492	455
Gas Pipelines and Processing	24	69	171	(229)
Green Power and Transmission	30	50	154	177
Energy Services	(147)	92	(185)	325
Eliminations and Other	(219)	(156)	(148)	(899)
Earnings before interest and income taxes	1,227	841	4,041	1,635
Interest expense	(412)	(371)	(1,590)	(1,624)
Income taxes recovery/(expense)	32	(94)	(142)	(170)
(Earnings)/loss attributable to noncontrolling interests and redeemable noncontrolling interests	(406)	76	(240)	410
Preference share dividends	(76)	(74)	(293)	(288)
Earnings/(loss) attributable to common shareholders	365	378	1,776	(37)
Earnings/(loss) per common share	0.39	0.44	1.95	(0.04)
Diluted earnings/(loss) per common share	0.39	0.44	1.93	(0.04)
Adjusted earnings
Liquids Pipelines	1,011	949	3,958	3,384
Gas Distribution	150	128	494	446
Gas Pipelines and Processing	95	88	366	336
Green Power and Transmission	43	49	165	175
Energy Services	(5)	(22)	28	61
Eliminations and Other	(96)	(74)	(349)	(246)
Adjusted earnings before interest and income taxes[1]	1,198	1,118	4,662	4,156
Interest expense[2]	(403)	(372)	(1,545)	(1,273)
Income taxes[2]	(136)	(130)	(520)	(486)
Noncontrolling interests and redeemable noncontrolling interests[2]	(61)	(48)	(226)	(243)
Preference share dividends	(76)	(74)	(293)	(288)
Adjusted earnings[1]	522	494	2,078	1,866
Adjusted earnings per common share[1]	0.56	0.58	2.28	2.20
Cash flow data
Cash provided by operating activities	1,058	772	5,211	4,571
Cash provided by/(used in) investing activities	8	(2,262)	(5,192)	(7,933)
Cash provided by financing activities	1	1,457	1,102	2,973
Available cash flow from operations[3]
Available cash flow from operations	879	876	3,713	3,154
Available cash flow from operations per common share	0.95	1.03	4.08	3.72
Dividends
Common share dividends declared	497	401	1,945	1,596
Dividends paid per common share	0.530	0.465	2.12	1.86
Shares outstanding (millions)
Weighted average common shares outstanding	927	853	911	847
Diluted weighted average common shares outstanding[4]	935	860	918	847
Operating data
Liquids Pipelines - Average deliveries(thousands of barrels per day)
Canadian Mainline[5]	2,481	2,243	2,405	2,185
Lakehead System[6]	2,624	2,388	2,574	2,315
Regional Oil Sands System[7]	1,197	996	1,032	1,004
Gas Pipelines - Average throughput(millions of cubic feet per day)
Alliance Pipeline Canada	1,429	1,481	1,532	1,488
Alliance Pipeline US	1,541	1,642	1,668	1,645
Gas Distribution - Enbridge Gas Distribution Inc. (EGD)
Volumes(billions of cubic feet)	119	117	414	437
Number of active customers(thousands)[8]	2,158	2,129	2,158	2,129
Heating degree days
Actual[9]	1,129	1,007	3,412	3,710
Forecast based on normal weather volume	1,243	1,222	3,617	3,536

1	Adjusted EBIT, adjusted earnings and adjusted earnings per common share are non-GAAP measures that do not have any standardized meaning prescribed by GAAP - see Non-GAAP Measures.
2	These balances are presented net of adjusting items.
3

ACFFO is defined as cash flow provided by operating activities before changes in operating assets and liabilities (including changes in environmental liabilities) less distributions to noncontrolling interests and redeemable noncontrolling interests, preference share dividends and maintenance capital expenditures, and further adjusted for unusual, non-recurring or non- operating factors. ACFFO and ACFFO per common share are non-GAAP measures that do not have any standardized meaning prescribed by GAAP.

4

The diluted weighted average common shares outstanding excludes 11 million stock options for the year ended December 31, 2015 as their effect would be anti-dilutive due to the loss attributable to common shareholders for the period.

5	Canadian Mainline throughput volume represents mainline system deliveries ex-Gretna, Manitoba which is made up of United States and eastern Canada deliveries originating from western Canada.
6	Lakehead System throughput volume represents mainline system deliveries to the United States mid-west and eastern Canada.
7	Volumes are for the Athabasca mainline, Waupisoo Pipeline and Woodland Pipeline and exclude laterals on the Regional Oil Sands System.
8	Number of active customers is the number of natural gas consuming EGD customers at the end of the period.
9

Heating degree days is a measure of coldness that is indicative of volumetric requirements for natural gas utilized for heating purposes in EGD’s franchise area. It is calculated by accumulating, for the fiscal period, the total number of degrees each day by which the daily mean temperature falls below 18 degrees Celsius. The figures given are those accumulated in the Greater Toronto Area.

EBIT

For the year ended December 31, 2016, EBIT was $4,041 million compared with $1,635 million for the year ended December 31, 2015. For the fourth quarter of 2016, EBIT was $1,227 million compared with $841 million for the fourth quarter of 2015.

As discussed below in Adjusted EBIT, the Company has continued to deliver strong year-over-year earnings growth from a majority of its businesses, offset partly in the second quarter of 2016 by the impacts of extreme wildfires in northeastern Alberta. The positive impact of this growth and the comparability of the Company’s earnings for each period are impacted by a number of unusual, non-recurring or non-operating factors that are enumerated in the Non-GAAP Reconciliation tables and include the following significant items:

•                 The Company has a comprehensive long-term economic hedging program to mitigate interest rate, foreign exchange and commodity price risks which create volatility in short-term earnings. Over the long term, Enbridge believes its hedging program supports the reliable cash flows and dividend growth upon which the Company’s investor value proposition is based. For the year ended December 31, 2016, the Company’s EBIT reflected $543 million of unrealized derivative fair value gains, compared with $2,017 million of unrealized derivative fair value loss in the corresponding 2015 period.

•                 EBIT for 2016 reflected an $850 million gain ($520 million after-tax attributable to Enbridge) within the Liquids Pipelines segment related to the disposition of the South Prairie Region assets in December 2016.

•                 The Company’s 2016 EBIT was also impacted by certain impairment charges reflected within the Liquids Pipelines segment. In the fourth quarter of 2016, the Canadian Federal Government directed the NEB to dismiss the Company’s Northern Gateway application and the Certificates of Public Convenience and Necessity under the authority of the NEB have been rescinded. In consultation with potential shippers and Aboriginal equity partners, the Company assessed this decision and concluded that the project cannot proceed as envisioned. After taking into consideration the amount recoverable from potential shippers on Northern Gateway, the Company reflected an impairment of $373 million ($272 million after-tax) in the fourth quarter of 2016.

•                 In September 2016, EEP announced that it had applied for the withdrawal of the regulatory applications for the Sandpiper Project that were pending with the MNPUC. In connection with this announcement and other factors, the total impairment charge in respect of the Sandpiper Project recorded during the year, including related project costs of $12 million, was $1,004 million, of which $875 million was attributable to noncontrolling interests in EEP and Marathon Petroleum Corporation, EEP’s partner in the Sandpiper Project ($81 million after-tax in total attributable to Enbridge’s common shareholders).

•                 In the second quarter of 2016, an impairment charge of $176 million ($103 million after-tax attributable to Enbridge) was recorded relating to Enbridge’s 75% joint venture interest in Eddystone Rail, a rail-to-barge transloading facility located in the greater Philadelphia, Pennsylvania area that delivers Bakken and other light sweet crude oil to Philadelphia area refineries. Due to a significant decrease in price spreads between Bakken crude oil and West Africa/Brent crude oil and increased competition in the region, demand for Eddystone Rail services dropped significantly, resulting in an impairment of this facility.

•                 EBIT for 2015 was also impacted by a goodwill impairment charge of $440 million ($167 million after-tax attributable to Enbridge) recognized in the second quarter of 2015 related to EEP’s natural gas and NGL businesses. The prolonged decline in commodity prices reduced producers’ expected drilling programs and negatively impacted volumes on EEP’s natural gas and NGL pipelines and processing systems, which EEP holds directly and indirectly through its partially-owned subsidiary, MEP.

EARNINGS/(LOSS) ATTRIBUTABLE TO COMMON SHAREHOLDERS

For the year ended December 31, 2016, earnings attributable to common shareholders were $1,776 million ($1.95 earnings per common share) compared with a loss of $37 million ($0.04 loss per common share) for the year ended December 31, 2015. For the quarter ended December 31, 2016, earnings attributable to common shareholders were $365 million ($0.39 earnings per common share) compared with $378 million ($0.44 earnings per common share) for the quarter ended December 31, 2015.

In addition to the factors discussed in EBIT above and in Adjusted EBIT and Adjusted Earnings below, the year-over-year and fourth quarter-over-quarter comparability of earnings/(loss) attributable to common shareholders was impacted by a number of unusual, non-recurring and non-operating factors that are summarized and described under Non-GAAP Reconciliation – EBIT to Adjusted Earnings on page 13.

ADJUSTED EBIT

For the year ended December 31, 2016, adjusted EBIT was $4,662 million, compared with adjusted EBIT of $4,156 million for the year ended December 31, 2015. For the fourth quarter ended December 31, 2016, adjusted EBIT was $1,198 million, an increase of $80 million over the corresponding 2015 period.

Growth in consolidated adjusted EBIT year-over-year was largely driven by stronger contributions from the Company’s Liquids Pipelines segment which benefitted from a number of new assets that were placed into service in 2015, the most prominent being the expansion of the Company’s mainline system in the third quarter of 2015, as well as the reversal and expansion of Line 9B and completion of the Southern Access Extension in the fourth quarter of 2015, which provided increased access to the eastern Canada and Patoka markets, respectively. The Company continued to realize throughput growth on the Canadian Mainline, Lakehead System and Regional Oil Sands System primarily due to strong oil sands production growth in western Canada enabled by recently completed pipeline expansion projects. However, the positive effect of increased production and higher capacity on liquids pipelines throughput was partially negated in the second quarter of 2016 by the impact of extreme wildfires in northeastern Alberta which led to a temporary shutdown of certain of the Company’s upstream pipelines and terminal facilities resulting in a disruption of service on Enbridge’s Regional Oil Sands System with corresponding impacts into and out of Enbridge’s downstream pipelines, including Canadian Mainline and the Lakehead System. Reduced system deliveries resulted in a negative impact of approximately $74 million on the Company’s adjusted EBIT for 2016. Growth in Canadian Mainline adjusted EBIT was also partially offset by a combination of a lower average International Joint Tariff (IJT) Residual Benchmark Toll, which decreased effective April 1, 2016, and a lower foreign exchange rate on hedges used to convert Canadian Mainline United States dollar toll revenues to Canadian dollars.

In 2016, the Company also benefitted from stronger adjusted EBIT contributions from the United States Mid-Continent and Gulf Coast systems, attributable to increased transportation revenues mainly resulting from an increase in the level of committed take-or-pay volumes on the Flanagan South Pipeline. Adjusted EBIT from Feeder Pipelines and Other was also higher, reflecting the benefits of a full year of earnings from Southern Access Extension.

These positive trends on consolidated adjusted EBIT were partially offset by the performance of the United States portion of the Bakken System where adjusted EBIT fell primarily due to a lower surcharge on tolls subject to annual adjustment, as well as lower revenues from EEP’s Berthold rail facility as a result of declining volumes on expiry of contracts.

Many of the annual trends discussed above were also factors driving adjusted EBIT growth in the Liquids Pipelines segment in the fourth quarter of 2016, when compared with the fourth quarter of 2015. However, the decrease in Canadian Mainline IJT Residual Benchmark Toll and a lower rate on foreign exchange hedges of United States dollar toll revenue resulted in a decrease in Canadian Mainline adjusted EBIT for the fourth quarter of 2016 compared with the fourth quarter of 2015. In addition, there was a decrease in Mid-Continent and Gulf Coast adjusted EBIT for the fourth quarter of 2016 compared with the corresponding 2015 period, due to a year-over-year decline in demand for services on Spearhead Pipeline.

Within the Gas Distribution segment, EGD, which operates under a five-year customized Incentive Rate Plan approved in 2014, generated higher adjusted EBIT in 2016 primarily due to higher distribution charges arising from growth in EGD’s rate base.

The Gas Pipelines and Processing segment benefitted from operational efficiencies achieved by Alliance Pipeline. Enbridge Offshore Pipelines’ Heidelberg Oil Pipeline which was placed into service in January 2016 and Canadian Midstream’s Tupper Main and Tupper West gas plants which were acquired on April 1, 2016 also contributed to the year-over-year increase in the Gas Pipelines and Processing segment’s adjusted EBIT. The positive effects were partially offset by the impact of lower volumes on US Midstream facilities due to reduced drilling by producers.

The Green Power and Transmission segment adjusted EBIT decreased year-over-year as a result of disruptions at certain eastern Canadian wind farms in the first quarter and fourth quarter of 2016 due to weather conditions which caused icing of blades, as well as weaker wind resources experienced at certain facilities in Canada during the first half and fourth quarter of 2016. These negative effects were partially offset by stronger wind resources at the Company’s United States wind farms during the second half of 2016.

Within the Energy Services segment, a decrease in adjusted EBIT in 2016 reflected weaker performance from Energy Services’ Canadian and United States operations during the first half of 2016. The compression of certain crude oil location and quality differentials and the impact of a weaker NGL market drove a year-over-year decrease in adjusted EBIT. This decrease was partially offset by positive contributions from increased crude oil storage opportunities which also resulted in a lower adjusted loss before interest and income taxes for the fourth quarter of 2016 compared with the corresponding 2015 period.

Within Eliminations and Other, a higher realized foreign exchange derivative loss related to settlements under the Company’s foreign exchange risk management program, as well as higher operating and administrative expenses resulted in an increase in year-over-year adjusted loss before interest and income taxes. The realized loss in Eliminations and Other serves to partially offset the positive effect of translating the earnings performance of the United States dollar denominated businesses to Canadian dollars at the prevailing exchange rate, which averaged $1.32 in 2016, and which is reflected in the reported EBIT of the applicable business segments. Operating and administrative expenses, which were higher primarily due to an increase in depreciation expense resulting from investment in new information technology assets, and lower recoveries from other business segments, also contributed to a higher fourth quarter adjusted loss before interest and income taxes, when compared with the corresponding 2015 period.

ADJUSTED EARNINGS

Adjusted earnings for the year ended December 31, 2016 were $2,078 million compared with $1,866 million for the year ended December 31, 2015. Adjusted earnings for the fourth quarter of 2016 were $522 million compared with $494 million for the fourth quarter of 2015.

The year-over-year increases in adjusted earnings reflected the operating factors as discussed above in Adjusted EBIT. The impacts of extreme wildfires in northeastern Alberta in the second quarter of 2016 on adjusted earnings and adjusted earnings per share for the year ended December 31, 2016 remained unchanged at $26 million and $0.03, respectively.

Partially offsetting the adjusted earnings growth discussed above was higher interest expense in 2016 resulting from debt incurred to fund asset growth and the impact of refinancing construction debt with longer-term debt financing. The amount of interest capitalized year-over-year also decreased as a result of projects coming into service.

Also partially offsetting the adjusted EBIT growth was an increase in adjusted income taxes expense which resulted from higher adjusted earnings. This was partially offset by increased tax benefits associated with certain financing activities, as well as a higher benefit from the effect of rate-regulated accounting for deferred income taxes.

Adjusted earnings attributable to noncontrolling interests and redeemable noncontrolling interests decreased in 2016 compared with 2015. The decrease was driven by a full year of a lower public ownership interest in the Fund Group (comprising the Fund, Enbridge Commercial Trust, Enbridge Income Partners LP (EIPLP) and the subsidiaries and investees of EIPLP) following the execution of the Canadian Restructuring Plan in the third quarter of 2015. Adjusted earnings attributable to noncontrolling interests were higher in the fourth quarter of 2016 when compared with the fourth quarter of 2015, due to stronger operating performance at EEP primarily as a result of a stronger contribution from its liquids business.

AVAILABLE CASH FLOW FROM OPERATIONS

ACFFO was $879 million, or $0.95 per common share, for the three months ended December 31, 2016 compared with $876 million, or $1.03 per common share, for the three months ended December 31, 2015. ACFFO was $3,713 million, or $4.08 per common share, for the year ended December 31, 2016 compared with $3,154 million, or $3.72 per common share, for the year ended December 31, 2015. The quarter-over-quarter and year-over-year change in ACFFO was impacted by the growth in adjusted EBIT as discussed in Adjusted EBIT above, as well as other items discussed below. The comparability of the Company’s ACFFO per common share is also impacted by the increase in the number of common shares outstanding resulting from the March 1, 2016 issuance of 56.5 million common shares.

Contributing to the year-over-year increase in ACFFO were lower maintenance capital expenditures in 2016 compared with 2015. Over the last few years, the Company has made a significant investment in the ongoing support, maintenance and integrity management of its pipelines and other infrastructure and in the preservation of the service capability of its existing assets. Maintenance capital expenditures decreased in 2016 as higher expenditures in the Company’s Gas Distribution segment were more than offset by lower maintenance capital expenditures in the Liquids Pipelines segment. The lower spending in Liquids Pipelines reflected a shift in the timing of maintenance activities to 2017 on certain leasehold improvements, as well as scope refinements to certain planned maintenance projects resulting from ongoing communication with regulators. The Company plans to continue to invest in its maintenance capital program to support the safety and reliability of its operations.

ACFFO also includes cash distributions from the Company’s equity investments. The Company’s distributions from such investments in 2016 were higher compared with 2015 and reflected improved performance of such investments, as well as distributions from assets placed into service in recent years.

Other non-cash adjustments include various non-cash items presented in the Company’s Consolidated Statements of Cash Flows, as well as adjustments for unearned revenues received in each year.

Partially offsetting the items discussed above, which created period-over-period increases in ACFFO, was higher interest expense as discussed in Adjusted Earnings above.

The increase in ACFFO was also partially offset by increased distributions to noncontrolling interests in EEP and to redeemable noncontrolling interests in the Fund Group. A higher per unit distribution and the effects of a strengthening United States dollar versus the Canadian dollar resulted in greater distributions to noncontrolling interests in EEP during the first half of 2016. Higher distributions to redeemable noncontrolling interests in the Fund Group were a result of a higher per unit distribution and increased public ownership in the Fund Group.

NON-GAAP MEASURES

This news release contains references to adjusted EBIT, adjusted earnings/(loss), adjusted earnings/(loss) per common share, ACFFO, and ACFFO per common share. Adjusted EBIT represents EBIT adjusted for unusual, non-recurring or non-operating factors on both a consolidated and segmented basis. Adjusted earnings/(loss) represents earnings or loss attributable to common shareholders adjusted for unusual, non-recurring or non-operating factors included in adjusted EBIT, as well as adjustments for unusual, non-recurring or non-operating factors in respect of interest expense, income taxes, noncontrolling interests and redeemable noncontrolling interests on a consolidated basis. These factors, referred to as adjusting items, are reconciled and discussed in the financial results sections for the affected business segments in the Company’s MD&A.

ACFFO is defined as cash flow provided by operating activities before changes in operating assets and liabilities (including changes in environmental liabilities) less distributions to noncontrolling interests and redeemable noncontrolling interests, preference share dividends and maintenance capital expenditures, and further adjusted for unusual, non-recurring or non-operating factors.

Management believes the presentation of adjusted EBIT, adjusted earnings/(loss), adjusted earnings/(loss) per common share, ACFFO and ACFFO per common share gives useful information to investors and shareholders as they provide increased transparency and insight into the performance of the Company. Management uses adjusted EBIT and adjusted earnings/(loss) to set targets and to assess the performance of the Company. Management also uses ACFFO to assess the performance of the Company and to set its dividend payout target. Adjusted EBIT, adjusted EBIT for each segment, adjusted earnings/(loss), adjusted earnings/(loss) per common share, ACFFO and ACFFO per common share are not measures that have standardized meaning prescribed by generally accepted accounting principles in the United States of America (U.S. GAAP) and are not U.S. GAAP measures. Therefore, these measures may not be comparable with similar measures presented by other issuers.

FORWARD-LOOKING INFORMATION

Forward-looking information, or forward-looking statements, have been included in this news release to provide information about the Company and its subsidiaries and affiliates, including management’s assessment of Enbridge and its subsidiaries’ future plans and operations. This information may not be appropriate for other purposes. Forward-looking statements are typically identified by words such as ‘‘anticipate’’, ‘‘expect’’, ‘‘project’’, ‘‘estimate’’, ‘‘forecast’’, ‘‘plan’’, ‘‘intend’’, ‘‘target’’, ‘‘believe”, “likely” and similar words suggesting future outcomes or statements regarding an outlook. Forward-looking information or statements included or incorporated by reference in this document include, but are not limited to, statements with respect to the following: expected EBIT or expected adjusted EBIT; expected earnings/(loss) or adjusted earnings/(loss); expected earnings/(loss) or adjusted earnings/(loss) per share; expected ACFFO or ACFFO per share; expected future cash flows; financial strength and flexibility; expected costs related to announced projects and projects under construction; expected in-service dates for announced projects and projects under construction; expected capital expenditures; expected equity funding requirements for the Company’s commercially secured growth program; expected future growth and expansion opportunities; expected closing of acquisition and dispositions; estimated cost and impact to the Company’s overall financial performance of complying with the settlement consent decree related to Line 6B and Line 6A; estimated future dividends; adjusted earnings per share guidance; ACFFO per share guidance; dividend per share growth guidance; expectations on impact of hedging program; expected future actions of regulators; expected costs related to leak remediation and potential insurance recoveries; expectations regarding commodity prices; supply forecasts; the Merger Transaction and expectations regarding the timing and closing thereof; expectations regarding the impact of the Merger Transaction including the combined Company’s scale, financial flexibility, growth program, future business prospects and performance; dividend payout policy; dividend growth; dividend payout expectation; strategic alternatives currently being evaluated in connection with the United States Sponsored Vehicle Strategy and the regulatory framework and recovery of deferred costs by EGNB.

Although Enbridge believes these forward-looking statements are reasonable based on the information available on the date such statements are made and processes used to prepare the information, such statements are not guarantees of future performance and readers are cautioned against placing undue reliance on forward-looking statements. By their nature, these statements involve a variety of assumptions, known and unknown risks and uncertainties and other factors, which may cause actual results, levels of activity and achievements to differ materially from those expressed or implied by such statements. Material assumptions include assumptions about the following: the expected supply of and demand for crude oil, natural gas, NGL and renewable energy; prices of crude oil, natural gas, NGL and renewable energy; exchange rates; inflation; interest rates; availability and price of labour and construction materials; operational reliability; customer and regulatory approvals; maintenance of support and regulatory approvals for the Company’s projects; anticipated in-service dates; weather; the timing and completion of the Merger Transaction, including receipt of regulatory approvals and the satisfaction of other conditions precedent; the realization of anticipated benefits and synergies of the Merger Transaction, governmental legislation, acquisitions and the timing thereof; the success of integration plans; cost of complying with the settlement consent decree related to Line 6B and Line 6A; impact of the dividend policy on the Company’s future cash flows; credit ratings; capital project funding; expected EBIT or expected adjusted EBIT, expected earnings/(loss) or adjusted earnings/(loss); expected earnings/(loss) or adjusted earnings/(loss)per share; expected future cash flows and expected future ACFFO and ACFFO per share; and estimated future dividends. Assumptions regarding the expected supply of and demand for crude oil, natural gas, NGL and renewable energy, and the prices of these commodities, are material to and underlie all forward-looking statements. These factors are relevant to all forward-looking statements as they may impact current and future levels of demand for the Company’s services. Similarly, exchange rates, inflation and interest rates impact the economies and business environments in which the Company operates and may impact levels of demand for the Company’s services and cost of inputs, and are therefore inherent in all forward-looking statements. Due to the interdependencies and correlation of these macroeconomic factors, the impact of any one assumption on a forward-looking statement cannot be determined with certainty, particularly with respect to the impact of the Merger Transaction on the Company, expected EBIT, adjusted EBIT, earnings/(loss), adjusted earnings/(loss), ACFFO and associated per share amounts, or estimated future dividends. The most relevant assumptions associated with forward-looking statements on announced projects and projects under construction, including estimated completion dates and expected capital expenditures, include the following: the availability and price of labour and construction materials; the effects of inflation and foreign exchange rates on labour and material costs; the effects of interest rates on borrowing costs; the impact of weather; and customer, government and regulatory approvals on construction and in-service schedules and cost recovery regimes.

Enbridge’s forward-looking statements are subject to risks and uncertainties pertaining to the impact of the Merger Transaction, adjusted EBIT and adjusted earnings guidance, ACFFO and ACFFO per share guidance, dividend per share growth guidance, operating performance, dividend policy, regulatory parameters, project approval and support, renewals of rights of way, weather, economic and competitive conditions, public opinion, changes in tax laws and tax rates, exchange rates, interest rates, commodity prices, supply of and demand for commodities, and the settlement consent decree related to Line 6B and Line 6A, including but not limited to those risks and uncertainties discussed in this news release and in the Company’s other filings with Canadian and United States securities regulators. The impact of any one risk, uncertainty or factor on a particular forward-looking statement is not determinable with certainty as these are interdependent and Enbridge’s future course of action depends on management’s assessment of all information available at the relevant time. Except to the extent required by applicable law, Enbridge assumes no obligation to publicly update or revise any forward-looking statements made in this news release or otherwise, whether as a result of new information, future events or otherwise. All subsequent forward-looking statements, whether written or oral, attributable to Enbridge or persons acting on the Company’s behalf, are expressly qualified in their entirety by these cautionary statements.

CONFERENCE CALL

Enbridge and ENF will hold a joint conference call on Friday, February 17, 2017 at 9:00 a.m. Eastern Time (7:00 a.m. Mountain Time) to discuss the 2016 fourth quarter and year end results. Analysts, members of the media and other interested parties can access the call toll-free at 1-866-215-5508 or within and outside North America at 1-514-841-2157 using the access code of 44103871#. The call will be audio webcast live at http://edge.media-server.com/m/p/9npceoa2. A webcast replay and podcast will be available approximately two hours after the conclusion of the event and a transcript will be posted to the website within 24 hours. The replay will be available at toll-free 1-888-843-7419 or within and outside North America at 1-630-652-3042 (access code 44103871#) for seven days after the call.

The conference call will begin with presentations by the Company’s President and Chief Executive Officer and the Chief Financial Officer, followed by a question and answer period for investment analysts. A question and answer period for members of the media will then immediately follow.

Enbridge, a Canadian Company, exists to fuel people’s quality of life, and has done so for more than 65 years. A North American leader in delivering energy, Enbridge has been ranked on the Global 100 Most Sustainable Corporations index for the past eight years. Enbridge operates the world’s longest crude oil and liquids transportation system across Canada and the United States and has a significant and growing involvement in natural gas gathering, transmission and midstream business, as well as an increasing involvement in power transmission. Enbridge owns and operates Canada’s largest natural gas distribution company, serving residential, commercial and industrial customers in Ontario, Quebec, New Brunswick and New York State. Enbridge has interests in approximately 2,500 MW of net renewable and alternative generating capacity, and continues to expand into wind, solar and geothermal power. Enbridge employs approximately 9,200 people, primarily in Canada and the United States and has been ranked 15 times on the annual Canada’s Top 100 Employers list, including the 2017 index. Enbridge’s common shares trade on the Toronto and New York stock exchanges under the symbol ENB. For more information, visit www.enbridge.com. None of the information contained in, or connected to, Enbridge’s website is incorporated in or otherwise part of this news release.

FOR FURTHER INFORMATION PLEASE CONTACT:
Enbridge Inc. – Media	Enbridge Inc. – Investment Community
Suzanne Wilton	Jonathan Gould
(403) 231-7385 or Toll Free: (888) 992-0997	(403) 231-3916 or Toll Free: (800) 481-2804
Email: suzanne.wilton@enbridge.com	Email: jonathan.gould@enbridge.com

NON-GAAP RECONCILIATION – EBIT TO ADJUSTED EARNINGS

	Three months ended		Year ended
	December 31,		December 31,
	2016	2015	2016	2015
(millions of Canadian dollars)
Earnings before interest and income taxes	1,227	841	4,041	1,635
Adjusting items:[1]
Change in unrealized derivative fair value (gains)/loss[2]	277	79	(543)	2,017
Sandpiper Project asset impairment[3]	4	-	1,004	-
Gain on sale of South Prairie Region assets	(850)	-	(850)	-
Northern Gateway asset impairment	373	-	373	-
Goodwill impairment loss	-	-	-	440
Assets and investment impairment loss	56	88	253	108
Make-up rights adjustments	(1)	50	130	42
Employee severance and restructuring costs	52	41	82	41
Project development and transaction costs	56	2	86	44
Unrealized intercompany foreign exchange (gains)/loss	(10)	(21)	43	(131)
Northeastern Alberta wildfires pipelines and facilities restart costs	8	-	47	-
Warmer/(colder) than normal weather	10	22	18	(15)
Hydrostatic testing	(1)	23	(15)	72
Leak remediation costs, net of leak insurance recoveries	(11)	(21)	(8)	(26)
(Gains)/loss on sale of non-core assets and investment, net	-	-	4	(88)
Other	8	14	(3)	17
Adjusted earnings before interest and income taxes	1,198	1,118	4,662	4,156
Interest expense	(412)	(371)	(1,590)	(1,624)
Income taxes recovery/(expense)	32	(94)	(142)	(170)
(Earnings)/loss attributable to noncontrolling interests and redeemable noncontrolling interests	(406)	76	(240)	410
Preference share dividends	(76)	(74)	(293)	(288)
Adjusting items in respect of:
Interest expense[4]	9	(1)	45	351
Income taxes[5]	(168)	(36)	(378)	(316)
Noncontrolling interests and redeemable noncontrolling interests[6]	345	(124)	14	(653)
Adjusted earnings	522	494	2,078	1,866

1        The above table summarizes adjusting items by nature. For a detailed listing of adjusting items by segment, refer to individual segment discussions.

2        Changes in unrealized derivative fair value gains and loss are presented net of amounts realized on the settlement of derivative contracts during the applicable period.

3        Inclusive of $12 million of related project costs.

4        Interest expense for each period included changes in unrealized derivative fair value gains and losses on interest rate contracts. For the year ended December 31, 2015, interest expense also included a loss of $338 million on de-designation of interest rate hedges from the transfer of assets between entities under common control of Enbridge in connection with the Canadian Restructuring Plan.

5        Income Taxes were impacted by adjustments for unusual, non-recurring and non-operating factors as enumerated under adjusting items for earnings before interest and income taxes. For the year ended December 31, 2016, income taxes also included a recovery of $296 million related to an adjustment for a curing loss as described in footnote 6 below. Adjustments for income taxes also included an out-of-period adjustment of $71 million recognized in the first quarter of 2015 in respect of an overstatement of deferred income taxes expense in 2013 and 2014. In the third quarter of 2015, income taxes included an $88 million write-off of a regulatory asset in respect of taxes in connection with the Canadian Restructuring Plan and a valuation allowance of $176 million in respect of deferred income tax assets related to EEP.

6        Noncontrolling interests and redeemable noncontrolling interests were also impacted by adjustments for unusual, non-recurring and non-operating factors as enumerated under adjusting items for earnings before interest and income taxes, as well as adjusting items for interest expense and income taxes. Under EEP’s partnership agreement, capital deficits cannot be accumulated in the capital account of any limited partner and thus, such capital account deficits are brought to zero or “cured”. For the year ended December 31, 2016 , the book value of limited partnership capital accounts in EEP became negative, resulting in a reallocation of such deficit to the Company’s general partnership account in EEP. For the year ended December 31, 2016, earnings attributable to noncontrolling interests were higher by $816 million due to such reallocation. In the case of any additional losses or unanticipated charges to EEP in future periods, curing may occur in such periods.

NON-GAAP RECONCILIATION – ADJUSTED EBIT TO ACFFO

To facilitate understanding of the relationship between adjusted EBIT and ACFFO, the following table provides a reconciliation of these two key non-GAAP measures.

	Three months ended		Year ended
	December 31,		December 31,
	2016	2015	2016	2015
(millions of Canadian dollars)
Adjusted earnings before interest and income taxes	1,198	1,118	4,662	4,156
Depreciation and amortization[1]	564	541	2,240	2,024
Maintenance capital[2]	(205)	(200)	(671)	(720)
	1,557	1,459	6,231	5,460
Interest expense[3]	(403)	(372)	(1,545)	(1,273)
Current income taxes[3]	(31)	(53)	(92)	(160)
Distributions to noncontrolling interests	(182)	(179)	(720)	(680)
Distributions to redeemable noncontrolling interests	(54)	(34)	(202)	(114)
Preference share dividends	(76)	(74)	(293)	(288)
Cash distributions in excess of equity earnings[3]	67	64	183	244
Other non-cash adjustments	1	65	151	(35)
Available cash flow from operations (ACFFO)	879	876	3,713	3,154
1 Depreciation and amortization:
Liquids Pipelines	344	336	1,369	1,227
Gas Distribution	88	78	339	308
Gas Pipelines and Processing	70	70	292	272
Green Power and Transmission	48	47	190	186
Energy Services	1	-	2	(1)
Eliminations and Other	13	10	48	32
	564	541	2,240	2,024
2 Maintenance capital:
Liquids Pipelines	(76)	(44)	(207)	(278)
Gas Distribution	(88)	(118)	(339)	(302)
Gas Pipelines and Processing	(17)	(17)	(48)	(45)
Green Power and Transmission	(2)	-	(5)	-
Eliminations and Other	(22)	(21)	(72)	(95)
	(205)	(200)	(671)	(720)
3 These balances are presented net of adjusting items.

NON-GAAP RECONCILIATION – AVAILABLE CASH FLOW FROM OPERATIONS

	Three months ended		Year ended
	December 31,		December 31,
	2016	2015	2016	2015
(millions of Canadian dollars)
Cash provided by operating activities - continuing operations	1,058	772	5,211	4,571
Adjusted for changes in operating assets and liabilities[1]	272	508	362	688
	1,330	1,280	5,573	5,259
Distributions to noncontrolling interests	(182)	(179)	(720)	(680)
Distributions to redeemable noncontrolling interests	(54)	(34)	(202)	(114)
Preference share dividends	(76)	(74)	(293)	(288)
Maintenance capital expenditures[2]	(205)	(200)	(671)	(720)
Significant adjusting items:
Weather normalization	7	16	13	(11)
Project development and transaction costs	44	2	74	44
Realized inventory revaluation allowance[3]	1	(52)	(345)	(474)
Employee severance and restructuring costs	43	30	73	30
Other items	(29)	87	211	108
Available cash flow from operations (ACFFO)	879	876	3,713	3,154
Available cash flow from operations per common share	0.95	1.03	4.08	3.72

1             Changes in operating assets and liabilities include changes in environmental liabilities, net of recoveries.

2             Maintenance capital expenditures are expenditures that are required for the ongoing support and maintenance of the existing pipeline system or that are necessary to maintain the service capability of the existing assets (including the replacement of components that are worn, obsolete, or completing their useful lives). For the purpose of ACFFO, maintenance capital excludes expenditures that extend asset useful lives, increase capacities from existing levels or reduce costs to enhance revenues or provide enhancements to the service capability of the existing assets.

3             Realized inventory revaluation allowance relates to losses on sale of previously written down inventory for which there is an approximate offsetting realized derivative gain in ACFFO.

NON-GAAP RECONCILIATIONS – SEGMENTS

LIQUIDS PIPELINES

	Three months ended		Year ended
	December 31,		December 31,
	2016	2015	2016	2015
(millions of Canadian dollars)
Canadian Mainline	239	270	931	896
Lakehead System	382	297	1,425	1,108
Regional Oil Sands System	98	88	384	341
Mid-Continent and Gulf Coast	152	161	656	516
Southern Lights Pipeline	44	42	168	155
Bakken System	42	51	198	213
Feeder Pipelines and Other	54	40	196	155
Adjusted earnings before interest and income taxes	1,011	949	3,958	3,384
Canadian Mainline - changes in unrealized derivative fair value gains/(loss)	(82)	(119)	467	(1,390)
Canadian Mainline - Line 9B costs incurred during reversal	-	-	-	(3)
Lakehead System - changes in unrealized derivative fair value loss	(2)	(3)	(6)	(10)
Lakehead System - hydrostatic testing	1	(23)	15	(72)
Lakehead System - leak remediation costs, net of leak insurance recovery	11	-	3	-
Regional Oil Sands System - northeastern Alberta wildfires pipelines and facilities restart costs	(8)	-	(47)	-
Regional Oil Sands System - make-up rights adjustment	(1)	(3)	(32)	9
Regional Oil Sands System - leak remediation and long- term pipeline stabilization costs, net of leak insurance recoveries	-	21	5	26
Regional Oil Sands System - loss on disposal of non-core assets	-	-	-	(9)
Regional Oil Sands System - prior period adjustment	-	-	-	21
Mid-Continent and Gulf Coast - changes in unrealized derivative fair value loss	(1)	(2)	(2)	(7)
Mid-Continent and Gulf Coast - make-up rights adjustment	-	(47)	(97)	(54)
Southern Lights Pipeline - changes in unrealized derivative fair value gains/(loss)	(6)	(8)	19	(87)
Bakken System - Sandpiper asset impairment	(4)	-	(1,004)	-
Bakken System - asset impairment	-	(86)	-	(86)
Bakken System - changes in unrealized derivative fair value loss	(1)	(2)	(4)	(5)
Bakken System - make-up rights adjustment	1	-	2	8
Feeder Pipelines and Other - gain on sale of South Prairie Region assets	850	-	850	-
Feeder Pipelines and Other - Northern Gateway asset impairment loss	(373)	-	(373)	-
Feeder Pipelines and Other - Eddystone Rail impairment loss	(6)	-	(184)	-
Feeder Pipelines and Other - gain on sale of non-core assets	-	-	-	91
Feeder Pipelines and Other - derecognition of regulatory balances	-	-	(6)	-
Feeder Pipelines and Other - make-up rights adjustment	1	-	(2)	(6)
Feeder Pipelines and Other - project development costs	(2)	(1)	(5)	(3)
Feeder Pipelines and Other - changes in unrealized derivative fair value loss	-	(1)	-	(1)
Earnings before interest and income taxes	1,389	675	3,557	1,806

GAS DISTRIBUTION

	Three months ended		Year ended
	December 31,		December 31,
	2016	2015	2016	2015
(millions of Canadian dollars)
Enbridge Gas Distribution Inc. (EGD)	116	92	393	342
Noverco Inc. (Noverco)	18	22	53	53
Other Gas Distribution and Storage	16	14	48	51
Adjusted earnings before interest and income taxes	150	128	494	446
EGD - (warmer)/colder than normal weather	(10)	(22)	(18)	15
EGD - employee severance cost adjustment	10	6	10	6
Noverco - changes in unrealized derivative fair value loss	-	(1)	(6)	(12)
Noverco - recognition of regulatory balances	-	-	17	-
Noverco - asset impairment	-	-	(5)	-
Earnings before interest and income taxes	150	111	492	455

GAS PIPELINES AND PROCESSING

	Three months ended		Year ended
	December 31,		December 31,
	2016	2015	2016	2015
(millions of Canadian dollars)
Aux Sable	(1)	(4)	(2)	(3)
Alliance Pipeline	40	37	184	151
Vector Pipeline	10	8	31	28
Canadian Midstream	30	23	107	87
Enbridge Offshore Pipelines (Offshore)	18	4	58	14
US Midstream	3	24	5	73
Other	(5)	(4)	(17)	(14)
Adjusted earnings before interest and income taxes	95	88	366	336
Aux Sable - asset impairment loss	(37)	-	(37)	-
Aux Sable - accrual for commercial arrangements	-	(15)	-	(30)
Alliance Pipeline - changes in unrealized derivative fair value gains/(loss)	(1)	(1)	10	(15)
Alliance Pipeline - derecognition of regulatory balances	-	-	-	8
Offshore - gain on sale of non-core assets	-	-	-	6
US Midstream - changes in unrealized derivative fair value loss	(33)	(4)	(149)	(62)
US Midstream - goodwill impairment loss	-	-	-	(440)
US Midstream - assets impairment loss	-	-	(14)	(20)
US Midstream - loss on disposal of non-core assets	-	-	(4)	-
US Midstream - make-up rights adjustment	-	-	(1)	1
US Midstream - transfer of contracts	-	1	-	(13)
Earnings/(loss) before interest and income taxes	24	69	171	(229)

GREEN POWER AND TRANSMISSION

	Three months ended		Year Ended
	December 31,		December 31,
	2016	2015	2016	2015
(millions of Canadian dollars)
Green Power and Transmission	43	49	165	175
Adjusted earnings before interest and income taxes	43	49	165	175
Green Power and Transmission - changes in unrealized derivative fair value gains	-	1	2	2
Green Power and Transmission - investment impairment loss	(13)	-	(13)	-
Earnings before interest and income taxes	30	50	154	177

ENERGY SERVICES

	Three months ended		Year ended
	December 31,		December 31,
	2016	2015	2016	2015
(millions of Canadian dollars)
Energy Services	(5)	(22)	28	61
Adjusted earnings/(loss) before interest and income taxes	(5)	(22)	28	61
Energy Services - changes in unrealized derivative fair value gains/(loss)	(134)	114	(205)	264
Energy Services - custom duties paid on settlement of dispute	(8)	-	(8)	-
Earnings/(loss) before interest and income taxes	(147)	92	(185)	325

ELIMINATIONS AND OTHER

	Three months ended		Year ended
	December 31,		December 31,
	2016	2015	2016	2015
(millions of Canadian dollars)
Operating and administrative	(45)	(26)	(101)	(74)
Realized foreign exchange derivative loss	(77)	(72)	(297)	(238)
Other	26	24	49	66
Adjusted loss before interest and income taxes	(96)	(74)	(349)	(246)
Changes in unrealized derivative fair value gains/(loss)	(17)	(53)	417	(694)
Unrealized intercompany foreign exchange gains/(loss)	10	21	(43)	131
Employee severance and restructuring costs	(62)	(47)	(92)	(47)
Project development and transaction costs	(54)	-	(81)	-
Drop down transaction costs	-	(1)	-	(41)
Asset impairment loss	-	(2)	-	(2)
Loss before interest and income taxes	(219)	(156)	(148)	(899)

CONSOLIDATED STATEMENTS OF EARNINGS

	Three months ended		Year ended
	December 31,		December 31,
	2016	2015	2016	2015
(millions of Canadian dollars, except per share amounts)
Revenues
Commodity sales	6,436	6,074	22,816	23,842
Gas distribution sales	703	672	2,486	3,096
Transportation and other services	2,199	2,168	9,258	6,856
	9,338	8,914	34,560	33,794
Expenses
Commodity costs	6,445	5,878	22,409	22,949
Gas distribution costs	459	485	1,596	2,292
Operating and administrative	1,165	1,152	4,360	4,152
Depreciation and amortization	564	541	2,240	2,024
Environmental costs, net of recoveries	(8)	(19)	(2)	(21)
Impairment of property, plant and equipment	384	80	1,376	96
Goodwill impairment	-	-	-	440
	9,009	8,117	31,979	31,932
	329	797	2,581	1,862
Income from equity investments	106	116	428	475
Other income/(expense)	792	(72)	1,032	(702)
Interest expense	(412)	(371)	(1,590)	(1,624)
	815	470	2,451	11
Income taxes recovery/(expense)	32	(94)	(142)	(170)
Earnings/(loss)	847	376	2,309	(159)
(Earnings)/loss attributable to noncontrolling interests and redeemable noncontrolling interests	(406)	76	(240)	410
Earnings attributable to Enbridge Inc.	441	452	2,069	251
Preference share dividends	(76)	(74)	(293)	(288)
Earnings/(loss) attributable to Enbridge Inc. common shareholders	365	378	1,776	(37)

Earnings/(loss) per common share attributable to Enbridge Inc. common shareholders	0.39	0.44	1.95	(0.04)

Diluted earnings/(loss) per common share attributable to Enbridge Inc. common shareholders	0.39	0.44	1.93	(0.04)

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three months ended		Year ended
	December 31,		December 31,
	2016	2015	2016	2015
(millions of Canadian dollars)
Earnings/(loss)	847	376	2,309	(159)
Other comprehensive income/(loss), net of tax
Change in unrealized gains/(loss) on cash flow hedges	531	327	(138)	198
Change in unrealized gains/(loss) on net investment hedges	(151)	(183)	166	(903)
Other comprehensive income from equity investees	2	13	-	30
Reclassification to earnings of realized cash flow hedges	54	(215)	98	(191)
Reclassification to earnings of unrealized cash flow hedges	4	(68)	18	(121)
Reclassification to earnings of pension plans and other postretirement benefits (OPEB) amortization amounts	4	(1)	17	21
Actuarial gains/(loss) on pension plans and other postretirement benefits	(34)	51	(34)	51
Change in foreign currency translation adjustment	430	662	(712)	3,347
Reclassification to earnings of derecognized cash flow hedges	-	-	-	(247)
Other comprehensive income/(loss), net of tax	840	586	(585)	2,185
Comprehensive income	1,687	962	1,724	2,026
Comprehensive (income)/loss attributable to noncontrolling interests and redeemable noncontrolling interests	(589)	17	(229)	292
Comprehensive income attributable to Enbridge Inc.	1,098	979	1,495	2,318
Preference share dividends	(76)	(74)	(293)	(288)
Comprehensive income attributable to Enbridge Inc. common shareholders	1,022	905	1,202	2,030

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

Year ended December 31,	2016	2015
(millions of Canadian dollars, except per share amounts)
Preference shares
Balance at beginning of year	6,515	6,515
Preference shares issued	740	-
Balance at end of year	7,255	6,515
Common shares
Balance at beginning of year	7,391	6,669
Common shares issued	2,241	-
Dividend reinvestment and share purchase plan	795	646
Shares issued on exercise of stock options	65	76
Balance at end of year	10,492	7,391
Additional paid-in capital
Balance at beginning of year	3,301	2,549
Stock-based compensation	41	35
Options exercised	(24)	(19)
Drop down of interest to Enbridge Energy Partners, L.P.	-	218
Dilution gain on Enbridge Income Fund issuance of trust units	4	355
Dilution gain on Enbridge Income Fund equity investment	73	132
Dilution gain/(loss) on Enbridge Income Fund indirect equity investment	4	(5)
Dilution gains and other	-	36
Balance at end of year	3,399	3,301
Retained earnings/(deficit)
Balance at beginning of year	142	1,571
Earnings attributable to Enbridge Inc.	2,069	251
Preference share dividends	(293)	(288)
Common share dividends declared	(1,945)	(1,596)
Dividends paid to reciprocal shareholder	26	22
Reversal of cumulative redemption value adjustment attributable to Enbridge Commercial Trust	-	541
Redemption value adjustment attributable to redeemable noncontrolling interests	(686)	(359)
Adjustment relating to equity method investment	(29)	-
Balance at end of year	(716)	142
Accumulated other comprehensive income/(loss)
Balance at beginning of year	1,632	(435)
Other comprehensive income/(loss) attributable to Enbridge Inc. common shareholders	(574)	2,067
Balance at end of year	1,058	1,632
Reciprocal shareholding
Balance at beginning of year	(83)	(83)
Issuance of treasury stock	(19)	-
Balance at end of year	(102)	(83)
Total Enbridge Inc. shareholders’ equity	21,386	18,898
Noncontrolling interests
Balance at beginning of year	1,300	2,015
Earnings/(loss) attributable to noncontrolling interests	(28)	(407)
Other comprehensive income/(loss) attributable to noncontrolling interests, net of tax
Change in unrealized gains/(loss) on cash flow hedges	4	161
Change in foreign currency translation adjustment	(44)	273
Reclassification to earnings of realized cash flow hedges	33	(236)
Reclassification to earnings of unrealized cash flow hedges	7	(83)
	-	115
Comprehensive income/(loss) attributable to noncontrolling interests	(28)	(292)
Distributions	(720)	(680)
Contributions	28	615
Drop down of interest to Enbridge Energy Partners, L.P.	-	(304)
Dilution loss	-	(53)
Other	(3)	(1)
Balance at end of year	577	1,300
Total equity	21,963	20,198
Dividends paid per common share	2.12	1.86

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Three months ended		Year ended
	December 31,		December 31,
	2016	2015	2016	2015
(millions of Canadian dollars)
Operating activities
Earnings/(loss)	847	376	2,309	(159)
Depreciation and amortization	564	541	2,240	2,024
Deferred income taxes (recovery)/expense	(38)	48	43	7
Changes in unrealized (gains)/loss on derivative instruments, net	323	(37)	(509)	2,373
Cash distributions in excess of equity earnings	73	64	171	244
Impairment	441	80	1,620	536
Gains on dispositions	(851)	-	(848)	(94)
Hedge ineffectiveness	13	31	61	(20)
Inventory revaluation allowance	3	149	245	410
Unrealized (gains)/loss on intercompany loan	(10)	(21)	43	(131)
Other	(35)	49	198	69
Changes in environmental liabilities, net of recoveries	(20)	(8)	(4)	(43)
Changes in operating assets and liabilities	(252)	(500)	(358)	(645)
	1,058	772	5,211	4,571
Investing activities
Additions to property, plant and equipment	(1,165)	(1,963)	(5,128)	(7,273)
Joint venture financing	(3)	-	(1)	-
Long-term investments	(91)	(311)	(467)	(622)
Restricted long-term investments	(4)	(15)	(46)	(49)
Additions to intangible assets	(49)	(12)	(127)	(101)
Acquisitions	(40)	-	(644)	(106)
Proceeds from dispositions	1,363	-	1,379	146
Affiliate loans, net	2	5	(118)	59
Changes in restricted cash	(5)	34	(40)	13
	8	(2,262)	(5,192)	(7,933)
Financing activities
Net change in bank indebtedness and short-term borrowings	-	51	14	(588)
Net change in commercial paper and credit facility draws	(1,923)	(937)	(2,297)	1,507
Debenture and term note issues	2,982	2,213	4,080	3,767
Debenture and term note repayments	(1,222)	(25)	(1,946)	(1,023)
Contributions from noncontrolling interests	-	3	28	615
Distributions to noncontrolling interests	(182)	(179)	(720)	(680)
Contributions from redeemable noncontrolling interests	12	670	591	670
Distributions to redeemable noncontrolling interests	(54)	(34)	(202)	(114)
Preference shares issued	737	-	737	-
Common shares issued	20	10	2,260	57
Preference share dividends	(76)	(74)	(293)	(288)
Common share dividends	(293)	(241)	(1,150)	(950)
	1	1,457	1,102	2,973
Effect of translation of foreign denominated cash and cash equivalents	14	24	(19)	143
Increase/(decrease) in cash and cash equivalents	1,081	(9)	1,102	(246)
Cash and cash equivalents at beginning of period	1,036	1,024	1,015	1,261
Cash and cash equivalents at end of the period	2,117	1,015	2,117	1,015

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

December 31,	2016	2015
(millions of Canadian dollars; number of shares in millions)
Assets
Current assets
Cash and cash equivalents	2,117	1,015
Restricted cash	68	34
Accounts receivable and other	4,978	5,430
Accounts receivable from affiliates	14	7
Inventory	1,233	1,111
	8,410	7,597
Property, plant and equipment, net	64,284	64,434
Long-term investments	6,836	7,008
Restricted long-term investments	90	49
Deferred amounts and other assets	3,113	3,160
Intangible assets, net	1,573	1,348
Goodwill	78	80
Deferred income taxes	1,170	839
Assets held for sale	278	-
	85,832	84,515
Liabilities and equity
Current liabilities
Bank indebtedness	623	361
Short-term borrowings	351	599
Accounts payable and other	7,295	7,351
Accounts payable to affiliates	122	48
Interest payable	333	324
Environmental liabilities	142	141
Current maturities of long-term debt	4,100	1,990
	12,966	10,814
Long-term debt	36,494	39,391
Other long-term liabilities	4,981	6,056
Deferred income taxes	6,036	5,915
	60,477	62,176
Redeemable noncontrolling interests	3,392	2,141
Equity
Share capital
Preference shares	7,255	6,515
Common shares	10,492	7,391
Additional paid-in capital	3,399	3,301
Retained earnings/(deficit)	(716)	142
Accumulated other comprehensive income	1,058	1,632
Reciprocal shareholding	(102)	(83)
Total Enbridge Inc. shareholders’ equity	21,386	18,898
Noncontrolling interests	577	1,300
	21,963	20,198
	85,832	84,515

SEGMENTED INFORMATION

			Gas
			Pipelines	Green
	Liquids	Gas	and	Power and	Energy	Eliminations
Three months ended December 31, 2016	Pipelines	Distribution	Processing	Transmission	Services	and Other	Consolidated
(millions of Canadian dollars)
Revenues	1,907	842	897	128	5,649	(85)	9,338
Commodity and gas distribution costs	(3)	(484)	(729)	1	(5,775)	86	(6,904)
Operating and administrative	(725)	(144)	(89)	(55)	(17)	(135)	(1,165)
Depreciation and amortization	(344)	(88)	(70)	(48)	(1)	(13)	(564)
Environmental costs, net of recoveries	8	-	-	-	-	-	8
Impairment of property, plant and equipment	(373)	-	(11)	-	-	-	(384)
	470	126	(2)	26	(144)	(147)	329
Income from equity investments	77	6	23	-	-	-	106
Other income/(expense)	842	18	3	4	(3)	(72)	792
Earnings/(loss) before interest and income taxes	1,389	150	24	30	(147)	(219)	1,227
Interest expense							(412)
Income taxes recovery							32
Earnings							847
Earnings attributable to noncontrolling interests and redeemable noncontrolling interests							(406)
Preference share dividends							(76)
Earnings attributable to Enbridge Inc. common shareholders							365
Total assets	52,043	10,204	11,182	5,571	1,951	4,881	85,832

			Gas
			Pipelines	Green
	Liquids	Gas	and	Power and	Energy	Eliminations
Three months ended December 31, 2015	Pipelines	Distribution	Processing	Transmission	Services	and Other	Consolidated
(millions of Canadian dollars)
Revenues	1,776	803	756	132	5,611	(164)	8,914
Commodity and gas distribution costs	(3)	(497)	(529)	1	(5,500)	165	(6,363)
Operating and administrative	(843)	(137)	(132)	(39)	(13)	(68)	(1,232)
Depreciation and amortization	(336)	(78)	(70)	(47)	-	(10)	(541)
Environmental costs, net of recoveries	19	-	-	-	-	-	19
	613	91	25	47	98	(77)	797
Income/(loss) from equity investments	68	7	42	2	(2)	(1)	116
Other income/(expense)	(6)	13	2	1	(4)	(78)	(72)
Earnings/(loss) before interest and income taxes	675	111	69	50	92	(156)	841
Interest expense							(371)
Income taxes							(94)
Earnings							376
Loss attributable to noncontrolling interests and redeemable noncontrolling interests							76
Preference share dividends							(74)
Earnings attributable to Enbridge Inc. common shareholders							378
Total assets	52,015	9,901	11,559	4,977	1,889	4,174	84,515

			Gas
			Pipelines	Green
	Liquids	Gas	and	Power and	Energy	Eliminations
Year ended December 31, 2016	Pipelines	Distribution	Processing	Transmission	Services	and Other	Consolidated
(millions of Canadian dollars)
Revenues	8,176	2,976	2,877	502	20,364	(335)	34,560
Commodity and gas distribution costs	(12)	(1,653)	(2,206)	5	(20,473)	334	(24,005)
Operating and administrative	(2,910)	(553)	(447)	(173)	(63)	(214)	(4,360)
Depreciation and amortization	(1,369)	(339)	(292)	(190)	(2)	(48)	(2,240)
Environmental costs, net of recoveries	2	-	-	-	-	-	2
Impairment of property, plant and equipment	(1,365)	-	(11)	-	-	-	(1,376)
	2,522	431	(79)	144	(174)	(263)	2,581
Income/(loss) from equity investments	194	12	223	2	(3)	-	428
Other income/(expense)	841	49	27	8	(8)	115	1,032
Earnings/(loss) before interest and income taxes	3,557	492	171	154	(185)	(148)	4,041
Interest expense							(1,590)
Income taxes							(142)
Earnings							2,309
Earnings attributable to noncontrolling interests and redeemable noncontrolling interests							(240)
Preference share dividends							(293)
Earnings attributable to Enbridge Inc. common shareholders							1,776
Total assets	52,043	10,204	11,182	5,571	1,951	4,881	85,832

			Gas
			Pipelines	Green
	Liquids	Gas	and	Power and	Energy	Eliminations
Year ended December 31, 2015	Pipelines	Distribution	Processing	Transmission	Services	and Other	Consolidated
(millions of Canadian dollars)
Revenues	5,589	3,609	3,803	498	20,842	(547)	33,794
Commodity and gas distribution costs	(9)	(2,349)	(3,002)	4	(20,443)	558	(25,241)
Operating and administrative	(2,769)	(536)	(506)	(143)	(66)	(132)	(4,152)
Depreciation and amortization	(1,227)	(308)	(272)	(186)	1	(32)	(2,024)
Environmental costs, net of recoveries	21	-	-	-	-	-	21
Impairment of property, plant and equipment	(80)	-	(16)	-	-	-	(96)
Goodwill impairment	-	-	(440)	-	-	-	(440)
	1,525	416	(433)	173	334	(153)	1,862
Income/(loss) from equity investments	296	(10)	200	2	(9)	(4)	475
Other income/(expense)	(15)	49	4	2	-	(742)	(702)
Earnings/(loss) before interest and income taxes	1,806	455	(229)	177	325	(899)	1,635
Interest expense							(1,624)
Income taxes							(170)
Loss							(159)
Loss attributable to noncontrolling interests and redeemable noncontrolling interests							410
Preference share dividends							(288)
Loss attributable to Enbridge Inc. common shareholders							(37)
Total assets	52,015	9,901	11,559	4,977	1,889	4,174	84,515